UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: September 30, 1998
                                  --------------------------------------------
                 / / Transition Report on Form 10-K
                 / / Transition Report on Form 20-F
                 / / Transition Report on Form 11-K
                 / / Transition Report on Form 10-Q
                 / / Transition Report on Form N-SAR For the
                 Transition Period Ended:
                                          ------------------------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Casino Resource Corporation
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

707 Bienville Boulevard
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Address of Principal Executive Office (Street and Number)

Ocean Springs, MS  39564
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report,  semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See attachment.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Noreen Pollman                228              872-5558
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                          /X/ Yes / / No

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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 /X/ Yes / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                                                  See attachment
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                           Casino Resource Corporation
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date       December 28, 1998        By  /s/ Robert J. Allen
                                            Robert J. Allen, Vice President
        -------------------------------     -----------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                              PART III - NARRATIVE


     The Annual Report on Form 10-K of Casino Resource Corporation (the "Company") could not be filed by the prescribed due date because the Company's Chief Financial Officer (CFO) recently resigned to accept a position at another company. The Company is currently working to finalize all of the required information; however, the loss of the CFO so close to the year end reporting period has slowed this process considerably. As a result, the Company has been unable to obtain, without unreasonable effort or expense, all the information necessary to comply with applicable rules.

     Additionally, the Company is currently in negotiations with a third party, the results of which will materially affect the presentation of the required financial information.

                           PART IV - OTHER INFORMATION


         The Company anticipates a significant change in results of continuing operations from the corresponding period earnings statement primarily relating to the start-up and first full year of operation of its casino in Sousse, Tunisia; and the reduction of show performance income relating to the Company's entertainment division and an impairment reserve.

         Losses from continuing operations were approximately $8.3 million for the year ended September 30, 1998, in comparison to approximately $332,000 for the year ended September 30, 1997. The significant increase can be attributed to the following: the first year operating loss of CRC of Tunisie S.A., which operates Casino Caraibe in Sousse, Tunisia of approximately $3.4 million which includes amortization of pre-opening and start-up costs of approximately $1.5 million; a reduction in the income generated by the Company's entertainment division of approximately $1.3 million primarily due to the termination of its contract at the Aladdin Hotel and Casino in November, 1997, and an impairment reserve of approximately $1.9 million relating to the Company's participation with Harrah's in the management and operation of the Pokagon Indian casinos.